Foor, Jeffrey A.

From: Foor, Jeffrey A.
Sent: Friday, February 12, 2010 5:42 PM
To: 'Okoroegbe, Chris'
Subject: RE: ING Variable Portfolios Inc.

ING Variable Portfolios Inc. 14A, 811-07651

Comments

1.	Please provide in your response letter the reasoning for selecting the bond portfolio (as opposed to a money market portfolio) as the default for money left in the liquidating portfolio. Also, please state if a money market fund is available in the variable contracts or plans offering the portfolio?

2.	Introduction
	a.	Page 1. Please explain the statement that holders of registered variable contracts "generally" have the right to instruct the insurance company on the proposal.

	b.	Page 2. Clarify what it means for a trustee/custodian to pass voting rights through to Qualified Plans but not to Plan Participants.

3.	The Proposal
	a.	Page 4. Disclosure indicates that management considered a reorganization. Please revise the statement regarding management weighing the costs and benefits of a reorganization to clarify whether this analysis involved costs and benefits to the fund or to the adviser.

4.	Notice of Special Meeting of Shareholders
	a.	In light of the fact that quorum will be met by presence of insurance company, is it appropriate to ask that proxies be returned so that a quorum may be present? If not, consider providing another reason why proxies should be returned.

5.	Voting Rights and Quorum requirements, page 8
	a.	Disclose that the presence of the insurance company will constitute a quorum. (See App. B).
	b.	Disclose how the insurance company intends to vote shares it owns (seed money)? Confirm that such shares will be mirror voted.

6.	Tandy representations

Jeffrey Foor
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
202-551-6760 [phone]